

Brian Higdon, CAMS · 2nd

Chief Compliance Officer at Envel

Boston, Massachusetts, United States · Contact info

500+ connections

2 mutual connections: Catherine Wright and Andrew Ryan

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Envel

GU Georgetown University

Activity

876 followers

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Brian Higdon, CAMS posted this · 1mo

This is an amazing opportunity to invest in a rapidly growing fintech!

Invest in Envel 🚀: 🏦 Banking for a new Generation

wefunder.com · 10 min read

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Brian Higdon, CAMS reshared a post · 1mo

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Brian Higdon, CAMS commented on a post · 1mo

It also begs a discussion on the role of financial institutions to monitor ACH deposits that contain another party's name in the transaction description; or similar red flags that indicate suspicious activity!

👍💙🌐 167   12 comments

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Experience

Envel
Full-time · 1 yr 9 mos
Boston, Massachusetts, United States

Chief Compliance Officer
May 2021 – Present · 1 yr

Director
Aug 2020 – May 2021 · 10 mos

Financial Crimes & Compliance Director

AML Officer
WELLS FARGO FUNDS DISTRIBUTOR, LLC
Jun 2019 – Aug 2020 · 1 yr 3 mos
Boston, Massachusetts, United States

Financial Crimes Manager
Wells Fargo Asset Management
Apr 2019 – Aug 2020 · 1 yr 5 mos
Boston, Massachusetts, United States

AML Operations Manager
Circle
Jul 2018 – Apr 2019 · 10 mos
Boston, Massachusetts

Manager
Deloitte
Aug 2015 – Jul 2018 · 3 yrs
Columbus, Ohio Area

Anti-Money Laundering Consulting
Deloitte Advisory

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Education

Georgetown University
AB, Government and International Relations
Grade: Cum Laude

Acton-Boxborough Regional High School

Licenses & certifications

 **Certified Anti-Money Laundering Specialist (CAMS)**
ACAMS
Issued Apr 2015 · No Expiration Date

 **Series 65**
FINRA

Volunteering

 **Prison Ministry**
Catholic Charities USA

 **Alumni Admissions Volunteer**
Georgetown University
Education

Skills

Intelligence Analysis · 19

D. Endorsed by 3 colleagues at Deloitte

Risk Management · 15

D. Endorsed by 4 colleagues at Deloitte

Leadership · 14

D. Endorsed by 3 colleagues at Deloitte

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Honors & awards

Cum Laude
Issued by Georgetown University · May 2012

GU Associated with Georgetown University

Navy and Marine Corps Achievement Medal with Combat "V"
Issued by Maj Gen Huck · Nov 2005

Associated with United States Marine Corps

Languages

Arabic

Organizations

Association of Certified Anti-Money Laundering Specialists
Member

Nova Scotia Duck Tolling Retriever Club (USA)
Member

Interests

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